

September 19, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.625% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share of Rexford Industrial Realty, Inc. under the Exchange Act of 1934.

Sincerely,